SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period commencing September 11, 2007 through October 15, 2007

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended September 30, 2007 and a copy of each of following press releases entitled:
–	“Philips CFO confirms Philips’ strategic direction at Credit Suisse conference in London”, dated September 12, 2007;

–	“Philips sells entire stake in US-based Nuance Communications”, dated September 13, 2007;

–	“Philips appoints Maarten de Vries as Chief Information Officer”, dated September 19, 2007;

–	“Philips sets target to double sales from Green Products to 30% of total revenues within five years”, dated September 25, 2007;

–	“Philips updates market on lighting sector and innovation activities”, dated September 28, 2007;

–	“Philips lowers its stake in LG.Philips LCD to 19.9%”, dated October 10, 2007;
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 15th day of October 2007.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ E.P. Coutinho
(General Secretary)

Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the outlook paragraph in this report. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates, changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes, political and military developments in countries where Philips operates, and industry consolidation.
Statements regarding market share, including as to Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-US GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.
Use of fair value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When a readily determinable market value does not exist, fair values are estimated using valuation models which we believe are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases, independent valuations are obtained to support management’s determination of fair values.
Philips reports robust growth in sales and EBITA

•	Comparable sales increased by 7% to EUR 6,524 million, driven by growth in the consumer businesses and in key emerging markets.

•	EBITA grew to EUR 438 million, or 6.7% of sales, compared with EUR 71 million, or 1.1% of sales, in Q3 2006.

•	Net income amounted to EUR 331 million; Q3 2006 net income included a gain of EUR 4,241 million, largely attributable to the sale of our Semiconductors division.

Gerard Kleisterlee, President and CEO of Royal Philips Electronics:

“Q3 was another quarter of improved year-on-year performance for Philips. Sales increased by 7% while EBITA rose to EUR 438 million, taking our EBITA margin to 6.7% for the quarter. It’s particularly encouraging to see impressive growth in areas that have become, and will continue to be, increasingly important for our company, such as the key emerging markets of Latin America, China and India.

Results at Medical Systems, while still a strong contributor to group earnings, were adversely affected by the further contraction of the imaging systems market in North America, largely due to the impact of the US Budget Deficit Reduction Act. However, the performance of Medical Systems improved in all regions outside of the United States and in businesses such as Ultrasound & Monitoring and Customer Services within the US.

In Lighting, we continued to capitalize on our strong position in energy-efficient lighting solutions, and we will continue to grow our business in this

All amounts in millions of euros unless otherwise stated; data included are unaudited Financial reporting is in accordance with US GAAP, unless otherwise stated.

area going forward. In our consumer businesses, we benefited from the recent introduction of a number of innovative and exciting new products, positioning our new Consumer Lifestyle sector for a winning start.

With our results improving quarter after quarter, I feel that Philips is well positioned to meet the objectives outlined in our recently communicated ‘Vision 2010’ strategic plan.”

Philips Group
Net income
in millions of euros unless otherwise stated

	Q3	Q3
	2006	2007
Sales	6,313	6,524

EBITA	71	438
as a % of sales	1.1	6.7

EBIT	25	385
as a % of sales	0.4	5.9

Financial income and expenses	32	20
Income tax benefit (expense)	27	(201)
Results equity-accounted investees	(81)	128
Minority interests	(2)	1
Income from continuing operations	1	333
Discontinued operations	4,241	(2)
Net income	4,242	331

Per common share (in euros) — basic	3.59	0.31
Highlights in the quarter
Net income

•	Income from continuing operations amounted to EUR 333 million, compared to EUR 1 million in the same period of last year. Q3 2006 included the after-tax impact of a EUR 265 million asbestos-related product liability charge.
•	Results relating to equity-accounted investees improved by EUR 209 million compared to the corresponding period of 2006 due to higher income from LG.Philips LCD.

•	Income tax included EUR 91 million in charges related to a reduction in the value of carried-forward tax losses resulting from a decrease in the corporate tax rate in Germany.

•	Income from discontinued operations in Q3 2006 was due to the estimated gain on the sale of a majority stake in our former Semiconductors division.
Sales by sector
in millions of euros unless otherwise stated

				% change
	Q3	Q3		compa-
	2006	2007	nominal	rable
Medical Systems	1,575	1,600	2	3
DAP	577	718	24	20
CE	2,407	2,520	5	8
Lighting	1,370	1,496	9	2
I&EB	355	146	(59)	30
GMS	29	44	52	73
Philips Group	6,313	6,524	3	7
Sales by sector
•	Sales of EUR 6,524 million represent comparable growth of 7% compared to Q3 2006. Nominal sales, including the impact of portfolio changes and currency movements, increased by 3% year-on-year. All businesses contributed to the comparable growth, led by strong sales in the consumer divisions and across key emerging markets.

•	Medical Systems saw double-digit sales growth in its Ultrasound & Monitoring and Healthcare Informatics businesses tempered by lower sales in the North American imaging systems business.

•	Sales at DAP continued to show exceptional growth, supported by all businesses. Sales at CE increased 8% on a comparable basis, with higher sales visible across all operational businesses.

•	At Lighting, strong comparable sales growth at Luminaires, Automotive and Lamps was largely offset by the ongoing contraction of the UHP lamp market and the exit from the LCD backlighting business.
Sales by region
in millions of euros unless otherwise stated

				% change
	Q3	Q3		compa-
	2006	2007	nominal	rable
Europe/Africa	2,680	2,954	10	10
North America	1,979	1,888	(5)	(1)
Latin America	440	527	20	20
Asia Pacific	1,214	1,155	(5)	9
Philips Group	6,313	6,524	3	7
Sales by region
•	The increase in comparable sales in Europe/Africa was driven by growth in the emerging Eastern European markets as well as in the major economies. Sales in North America were impacted by weaker market conditions while Latin America saw strong growth, particularly in the smaller emerging countries. Comparable sales growth in Asia Pacific was particularly strong in China and India.

EBITA
in millions of euros unless otherwise stated

	Q3	Q3
	2006	2007
Medical Systems	192	182
DAP	96	135
CE	27	36
Lighting	134	190
Innovation & Emerging Businesses	(41)	(33)
Group Management & Services	(337)	(72)
Philips Group	71	438
as a % of sales	1.1	6.7
EBIT
in millions of euros unless otherwise stated

	Q3	Q3
	2006	2007
Medical Systems	166	151
DAP	94	132
CE	27	34
Lighting	126	178
Innovation & Emerging Businesses	(51)	(38)
Group Management & Services	(337)	(72)
Philips Group	25	385
as a % of sales	0.4	5.9
Earnings

•	Excluding last year’s EUR 265 million product liability charge, EBITA improved by EUR 102 million, or 1.4 percentage points, compared to Q3 2006, driven mainly by Lighting and the consumer businesses.

•	At Medical Systems, lower EBITA at Imaging Systems, which continued to be impacted by the US Budget Deficit Reduction Act, could not be fully compensated by improvements in the other business areas.

•	DAP’s EBITA increased as a result of sales growth in all businesses coupled with ongoing cost management.

•	EBITA at CE improved due to higher earnings at Entertainment Solutions, Home Networks and Peripherals & Accessories, partly offset by lower EBITA at Connected Displays.

•	Lighting’s EBITA improved year-on-year in most businesses, including the positive impact of Consumer Luminaires (PLI). EBITA included a EUR 11 million net gain on the sale of real estate as well as restructuring and other incidental charges; the corresponding amount in Q3 2006 for restructuring and miscellaneous net charges was EUR 32 million.

•	EBITA at Innovation & Emerging Businesses improved compared to Q3 2006, driven by the divestment of low-margin businesses and improved margin at Lifeline.

•	EBITA at Group Management & Services benefited from lower corporate and pension-related costs. Q3 2006 included a product liability charge of EUR 265 million.

Financial income and expenses
in millions of euros

	Q3	Q3
	2006	2007
Interest expenses, net	(71)	(10)
Nuance: sale of securities	—	31
TSMC: dividend	97	—
Other	6	(1)
Total	32	20
Financial income and expenses

•	Net interest charges decreased by EUR 61 million compared to Q3 2006 as a result of a higher liquid assets balance and a lower debt position.

•	Other income from non-current financial assets included a EUR 31 million gain on the sale of shares in Nuance Communications.

•	A gain of EUR 97 million related to the receipt of a TSMC stock dividend was recognized in Q3 2006; this year’s TSMC-related stock dividend was recognized in Q2.
Results relating to equity-accounted investees
in millions of euros

	Q3	Q3
	2006	2007
LG.Philips LCD	(85)	127
Other	4	1
Total	(81)	128

Results relating to equity-accounted investees

•	Results relating to equity-accounted investees improved significantly from a loss of EUR 81 million in Q3 2006 to a profit of EUR 128 million due to higher income from LG.Philips LCD.

Cash balance
in millions of euros

	Q3	Q3
	2006	2007
Beginning balance	2,538	6,261

Net cash from operating activities	634	388
Gross capital expenditures	(237)	(178)
Acquisitions/divestments	(704)	(546)
Other cash from investing activities	4	210
Changes in debt/other	(1,705)	(976)
Net cash discontinued operations	6,742	—
Ending balance	7,272	5,159
Cash balance

•	During the quarter, the cash balance decreased by EUR 1,102 million, primarily due to the acquisition of Color Kinetics for EUR 515 million and additional share repurchases totaling EUR 789 million, of which EUR 326 million for cancellation.

•	Net cash from discontinued operations in Q3 2006 consisted of cash received from the sale of a majority stake in our former Semiconductors division.
Cash flows from operating activities

Cash flows from operating activities

•	Operating activities generated cash flows totaling EUR 388 million in the third quarter, largely driven by net income. The cash flow in Q3 2006 was positively impacted by certain items related to the sale of a majority stake in the Semiconductors division which were subsequently reclassified in Q4 2006.
Gross capital expenditures (PPE*)
Gross capital expenditures (PPE*)

•	Gross capital expenditures remained broadly in line with Q3 2006. Additional investments, mainly at Medical Systems, were offset by lower capital expenditure at Lighting and DAP.

*	Capital expenditures on property, plant and equipment only

**	Excluding gross capital expenditures related to the Q3 2006 timing difference in the finalization of the sale of the Semiconductors division

Inventories as a %of sales
Inventories
•	Excluding the year-on-year impact of currency changes, inventories as a percentage of sales increased by 1.1 percentage points. This was primarily due to higher inventories at Medical Systems (mainly Customer Services-related) and at Lighting due to the acquisition of Color Kinetics and Partners in Lighting International (PLI) which — because of its business model - has an inventory level above the divisional average.
Net debt and group equity
Net debt and group equity
•	During the quarter, the net cash position decreased by EUR 1.0 billion, mainly due to a EUR 1.1 billion decline in liquid assets. This decline was primarily attributable to a cash outflow of EUR 789 million for share repurchases and EUR 515 million for the acquisition of Color Kinetics.

•	In the quarter, Group equity declined by EUR 1.3 billion to EUR 20.9 billion as the positive impact of net income was more than offset by additional share repurchases, a decline in the market value of the Company’s stake in TSMC and currency translation effects.
Number of employees (FTEs)
Employment
•	The number of employees at the end of Q3 2007 was 128,119 compared to 125,564 at the end of Q3 2006. The increase is mainly due to acquisitions completed during the last 12 months - notably Intermagnetics and PLI — partly offset by divestments, mainly Optical Storage and the Enabling Technologies Group within Corporate Investments.

Medical Systems
Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2006	2007
Sales	1,575	1,600
Sales growth
% nominal	3	2
% comparable	6	3

EBITA	192	182
as a % of sales	12.2	11.4

EBIT	166	151
as a % of sales	10.5	9.4

Net operating capital (NOC)	3,330	4,193

Number of employees (FTEs)	31,524	33,085
Business highlights
•	Philips announced it has acquired healthcare IT company XIMIS Inc., which focuses on systems to help reduce errors and streamline workflow in hospital radiology wards.

•	For the 15th year in a row, US customers ranked Philips #1 for service performance in ultrasound in an annual survey by IMV ServiceTrak™ — a market research organization focusing on medical imaging and clinical diagnostic instruments.

•	Medical Systems achieved important new business wins in the quarter, including a three-year imaging systems contract from the US-based Premier Imaging Committee. Additionally, the Wellmont Health System entered into a three-year strategic alliance with Philips through which it is set to become the area’s premier cardiovascular destination center.
Sales
Financial performance
•	During the quarter, equipment order intake grew 3% on a currency-comparable basis compared to Q3 2006. Outside North America, order intake remained robust. In the US, growth at Ultrasound & Monitoring and General X-Ray was tempered by lower order intake at Imaging Systems, mainly in Computed Tomography, Nuclear Medicine and Cardiovascular X-Ray. The increasing impact of the US Budget Deficit Reduction Act continued to pressure the imaging systems industry.

•	Comparable sales grew 3% year-on-year thanks to strong growth at Ultrasound & Monitoring, Healthcare Informatics and Customer Services. Year-on-year sales at Imaging Systems declined however, particularly in CT, which suffered from the ongoing market contraction. MedQuist sales fell 9% comparably due to a decline in transcription revenues.

•	EBITA declined by EUR 10 million, or 0.8 percentage points, compared to Q3 2006, primarily driven by the decline in sales performance of Computed Tomography. Excluding Computed Tomography, EBITA improved by 0.7 percentage points, driven by solid margin expansion in Ultrasound & Monitoring, Customer Services and by sales growth outside of the US.

•	Net operating capital and headcount increased, mainly due to the acquisition of Intermagnetics in Q4 2006.
EBITA
Looking ahead
•	The ongoing impact of the US Budget Deficit Reduction Act is expected to lead to a broadly flat year-on-year US healthcare market. We expect to partially offset the impact on our business through sales growth outside North America and the contribution from acquisitions.

Domestic Appliances and Personal Care
Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2006	2007
Sales	577	718
Sales growth
% nominal	11	24
% comparable	9	20

EBITA	96	135
as a % of sales	16.6	18.8

EBIT	94	132
as a % of sales	16.3	18.4

Net operating capital (NOC)	1,276	1,326

Number of employees (FTEs)	10,347	10,423
Business highlights
•	Philips introduced two new shaving innovations. The Arcitec targets the high end of the male shaving market and was launched globally in September. Philips also launched in September a new Moisturizing Shaving System developed with Nivea For Men.

•	Philips showcased the next-generation, ultra-slim Sonicare FlexCare electrical toothbrush at a trade show of the American Dental Association in San Francisco. The FlexCare, which features a bacteria-killing UV sanitizer, will be available in the coming months.

•	In coffee-making, Philips further strengthened its position by entering the German espresso market with a new high-end espresso machine. This product will also be launched on other European markets in the future. Philips also added two special-edition Senseo coffee-makers to the product line-up.
Sales
Financial performance
•	Comparable sales grew 20% compared to Q3 2006, largely driven by strong growth at Shaving & Beauty, supported by the launch of the new shavers (Arcitec and Moisturizing Shaving System), and at Domestic Appliances, most notably Kitchen Appliances, due to a strong product portfolio and the successful healthy-living positioning.

•	All regions reported strong double-digit sales growth, led by a 33% comparable increase in emerging markets.

•	EBITA improved by EUR 39 million year-on-year, driven by higher sales and cost management.
EBITA
Looking ahead
•	Notwithstanding the 13% comparable sales growth achieved in Q4 2006, DAP expects sales growth to continue. The growth will be supported by higher advertising and promotion investments, particularly for the newly introduced ranges in Shaving and Oral Healthcare.

Consumer Electronics
Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2006	2007
Sales	2,407	2,520
Sales growth
% nominal	(5)	5
% comparable	(1)	8

EBITA	27	36
as a % of sales	1.1	1.4

EBIT	27	34
as a % of sales	1.1	1.3

Net operating capital (NOC)	192	181

Number of employees (FTEs)	16,142	15,117
Business highlights
•	At IFA 2007 in Berlin, Philips unveiled Aurea, the latest TV with Philips’ successful Ambilight feature. Aurea creates a halo of dynamic light within the frame and around the TV for an exceptionally immersive viewing experience.

•	Philips received two prestigious product awards from the European Imaging & Sound Association (EISA). An Ambilight FlatTV with Perfect Pixel HD Engine was named European Full-HD LCD TV 2007-2008, while the Philips SoundBar DVD Home Theater technology was named European Home Theater Compact System 2007-2008.

•	Peripherals & Accessories has launched several innovative product solutions such as Power4life — a power solutions product that allows users to charge all their portable devices with one integrated charger — and its active crystal range of wearable accessories developed in conjunction with Swarovski.
Sales
Financial performance
•	Consumer Electronics’ sales amounted to EUR 2,520 million, a year-on-year comparable increase of 8%, with growth visible across all operating businesses and in all key emerging markets.

•	EBITA improved to EUR 36 million (1.4% of sales), compared to EUR 27 million (1.1% of sales) in Q3 2006. High margin pressure in Flat Displays, particularly in North America, was more than offset by higher EBITA in the other businesses.

•	Despite the increased sales level, net operating capital remained low, consistent with the division’s business model.
EBITA
Looking ahead
•	Sales in the fourth quarter are expected to show strong year-on-year growth, supported by a number of new product introductions. It is expected that the competitive market environment in Flat Displays will continue, with pressure on margins.

Lighting
Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2006	2007
Sales	1,370	1,496
Sales growth
% nominal	16	9
% comparable	10	2

EBITA	134	190
as a % of sales	9.8	12.7

EBIT	126	178
as a % of sales	9.2	11.9

Net operating capital (NOC)	2,697	4,116

Number of employees (FTEs)	48,753	54,951
Business highlights
•	Philips announced the completion of the acquisition of US-based Color Kinetics, a leader in the design and marketing of innovative LED lighting systems, further strengthening Philips’ position in the LED value chain and bolstering its strong LED intellectual property portfolio.

•	Enabling a 35% saving on energy costs, over 50,000 Philips CosmoPolis street-lighting systems have been installed in Europe, with interest from Asia and particularly China growing fast. There, energy-efficient products represent 44% of total Lighting sales, and 35 distribution points are being added each day in second and third-tier cities.

•	A study by the independent safety research organization TÜV Rheinland showed that if all vehicles on German roads were equipped with Xenon car lights, 18% of all fatalities could be avoided, saving 1,200 lives annually. Philips is the inventor and the world’s leading manufacturer of Xenon car bulbs.
Sales
Financial performance
•	Sales amounted to EUR 1,496 million, representing 2% comparable growth compared to Q3 2006. Excluding the impact of the contracting UHP lighting market and the exit this year from fluorescent lamp-based LCD backlighting, sales increased 7% on a comparable basis, driven by the global demand for energy-efficient lighting solutions and strong growth in emerging markets.

•	EBITA increased by EUR 56 million compared to Q3 2006, including a EUR 20 million gain on the sale of real estate, which was partly offset by purchase accounting, restructuring and other net incidental charges totaling EUR 9 million. Q3 2006 included restructuring and miscellaneous net charges totaling EUR 32 million.

•	The increase in net operating capital and number of employees is related to the acquisition of PLI, Color Kinetics and TIR Systems.
EBITA
Looking ahead
•	Charges for restructuring, together with purchase accounting and integration-related charges for Color Kinetics, of around EUR 15 million are expected in Q4 2007.

•	Lighting will continue to invest in green products to meet the rapidly growing global demand for energy-efficient lighting solutions.

Innovation & Emerging Businesses
Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2006	2007
Sales	355	146
Sales growth
% nominal	(22)	(59)
% comparable	1	30

EBITA Technologies / Incubators	(34)	(33)
EBITA CHS, Corporate Investments and others	(7)	—

EBITA	(41)	(33)

EBIT	(51)	(38)

Net operating capital (NOC)	799	925

Number of employees (FTEs)	11,991	7,440
Business highlights
•	Philips and the Institute of Health Sciences (IHS) have announced an agreement to establish a joint research laboratory in Shanghai, China, in order to apply the many benefits of molecular medicine to patient care. The ultimate aim is to create new solutions for the early diagnosis of disease and for monitoring the effectiveness of subsequent treatment.

•	Philips introduced the 3D WOWzone, a 132-inch multi-screen 3D wall designed to grab people’s attention with stunning 3D multimedia presentations. By creating a spell-binding 3D experience, marketing professionals can use this eye catcher to increase brand and product awareness in larger public spaces at events, exhibitions and theme parks.

•	Philips has received recognition for its leading designs from Asian design organizations. Five Philips lifestyle products have received iF China design awards 2008, while Philips Design’s SKIN Probe program for explorative research aimed at identifying emerging trends and likely societal shifts has received the Red Dot Singapore: Best of the Best award, given to concepts considered pioneering in their field.
Sales
Financial performance
•	The investment-driven results within the Technologies/ Incubators sector were consistent with the run-rate of previous quarters.

•	Consumer Healthcare Solutions’ EBITA improved compared to Q3 2006. Sales grew 15% on a comparable basis, led by Lifeline, which also supported the increase in earnings compared to Q3 2006.

•	The year-on-year EBITA improvement within the Corporate Investments portfolio was largely attributable to improved earnings driven by the divestment of low-margin businesses.
EBITA
Looking ahead
•	Investment in Research and the Incubators is expected to continue at approximately the same level as in Q3 2007.

Group Management & Services
Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2006	2007
Sales	29	44
Sales growth
% nominal	(8)	52
% comparable	(7)	73

EBITA Corporate & Regional Costs	(48)	(37)
EBITA Brand Campaign	(13)	(26)
EBITA Service Units, Pensions and Other	(276)	(9)

EBITA	(337)	(72)

EBIT	(337)	(72)

Net operating capital (NOC)	666	728

Number of employees (FTEs)	6,807	7,103
EBITA: Corporate & Regional Costs
Business highlights
•	Philips was one of the ten fastest-growing brands in terms of total brand value in the 2007 ranking of the top-100 global brands compiled by leading brand consultant Interbrand. The total estimated value of the Philips brand increased by 15% to USD 7.7 billion, from USD 6.7 billion in 2006. Philips was ranked the 42nd most valuable brand in the world, compared with 48th last year.

•	Philips launched its EcoVision IV program, through which it aims to double sales of green products over the next five years to 30% of total revenues in comparison to 15% in 2006. To achieve this, Philips will, among other things, invest EUR 1 billion in green innovations.

•	Philips improved its performance in the Dow Jones Sustainability Indexes for the fourth year in a row and was named global leader in the supersector Personal and Household Goods. Philips scored 82 points out of 100, compared to 64 points in 2003.

•	E.com has awarded Philips’ Annual Report 2006 a first-class, top 3 rating, a further improvement on last year’s 7th position in the ranking of the world’s best annual reports.

•	Philips and Infosys Technologies Ltd entered into a multi-year contract under which Infosys will provide finance and accounting services to Philips and acquire three shared-service centers in India, Poland and Thailand. As part of the agreement, approximately 1,400 Philips professionals will transfer to Infosys.
EBITA: Brand campaign
Financial performance
•	The EBITA of Group Management & Services improved significantly year-on-year due to the Q3 2006 product liability charge of EUR 265 million as well as lower corporate overhead charges and lower pension costs in the current quarter.

•	The increased investment in the brand campaign is wholly related to a shift in the annual spend pattern.
EBITA: Service Units, Pensions and Other
Looking ahead
•	Investments in the global brand campaign in Q4 are expected to total approximately EUR 60 million.

•	Restructuring charges of approximately EUR 10 million related to the simplification of the regional and country management structures are expected in Q4.

Highlights in the 1st nine months
The 1st nine months of 2007
•	Comparable sales up 3%, driven by DAP and Lighting

•	EBITA amounted to EUR 1,180 million, or 6.3% of sales

•	EBIT of EUR 979 million, or 5.3% of sales

•	Net income of EUR 2,775 million, including the gain on the sale of shares in TSMC

•	Net debt : group equity ratio was (8) : 108 at the end of Q3
Net income
in millions of euros unless otherwise stated

	January-September
	2006	2007
Sales	18,848	18,615

EBITA	640	1,180
as a % of sales	3.4	6.3

EBIT	518	979
as a % of sales	2.7	5.3
Financial income and expenses	136	2,039
Income taxes	(89)	(403)
Results equity-accounted investees	(187)	136
Minority interests	(10)	2
Income from continuing operations	368	2,753
Discontinued operations	4,335	22
Net income	4,703	2,775

Per common share (in euros) – basic	3.96	2.54
Management summary
•	Income from continuing operations increased by EUR 2,385 million compared to the first nine months of 2006, due to higher EBITA, the sale of shares in TSMC and a significant improvement in income from LG.Philips LCD.

•	Sales for the first nine months totaled EUR 18,615 million, 3% higher on a comparable basis than in the corresponding period of 2006.

•	EBITA totaled EUR 1,180 million, a marked improvement compared to January-September 2006 driven by increased earnings at DAP and Lighting in particular, and reflecting the impact of a EUR 265 million product liability charge taken in Q3 2006.

•	In 2006, income from discontinued operations of EUR 4,335 million included both the operational results of Semiconductors for the first nine months and the gain from the sale of a majority 80.1% stake in the division in the third quarter.

Other information
Other information
Philips prepares to report in IFRS only
Currently, Philips’ primary external and internal reporting is based on US GAAP. In addition, Philips issues quarterly and annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS).
It is expected that the US Securities and Exchange Commission (SEC) will withdraw the requirement that ‘Foreign Private Issuers’ such as Philips file US GAAP based financial statements (or a reconciliation thereto) and will accept reporting solely based on IFRS. A final decision from the SEC is expected in the near future.
Anticipating the outcome of the SEC’s decision, Philips will begin preparations to migrate to IFRS as its only internal and external reporting standard from January 1, 2009 and to discontinue the use of US GAAP as of the same date.

Subsequent events
Subsequent events
Philips lowers its stake in LG.Philips LCD to 19.9%
On October 10, Philips announced it had sold 46.4 million shares of common stock in LG.Philips LCD Co., Ltd. (“LPL”) to financial institutions in a capital markets transaction. This transaction represents 13.0% of LPL’s issued share capital and reduces Philips’ holding to 19.9%.
The transaction will provide Philips with net proceeds of approximately EUR 1.55 billion and is expected to result in a non-taxable gain of approximately EUR 500 million in the fourth quarter of 2007.
This transaction is in line with Philips’ communicated strategy to further reduce its holding in LPL in a structured and responsible manner, as the Company has already done with other financial holdings

Outlook
Outlook
Our robust third-quarter performance represents good progress towards achieving our sales and earnings targets – annual average top-line growth of 5-6% and EBITA of at least 7.5% of sales.
Going forward, we expect the Company’s strong business portfolio, coupled with continuing growth in the majority of our geographies, particularly the emerging markets, will offset a potentially weaker US market environment.
We will continue the reallocation of capital by pursuing value-creating acquisitions consistent with our strategic direction and will announce the next step in our program to return capital to shareholders together with the publication of our fourth-quarter results.
Amsterdam, October 15, 2007
Board of Management

Consolidated statements of income
all amounts in millions of euros unless otherwise stated

	3rd quarter		January to September
	2006	2007	2006	2007

Sales	6,313	6,524	18,848	18,615
Cost of sales	(4,580)	(4,347)	(13,246)	(12,344)
Gross margin	1,733	2,177	5,602	6,271

Selling expenses	(1,074)	(1,183)	(3,252)	(3,484)
General and administrative expenses	(252)	(233)	(743)	(663)
Research and development expenses	(395)	(412)	(1,204)	(1,222)
Impairment of goodwill	—	—	—	(35)
Other business income and expenses	13	36	115	112
Income from operations	25	385	518	979

Financial income and expenses	32	20	136	2,039
Income before taxes	57	405	654	3,018

Income tax benefit (expense)	27	(201)	(89)	(403)
Income after taxes	84	204	565	2,615

Results relating to equity-accounted investees	(81)	128	(187)	136

Minority interests	(2)	1	(10)	2
Income from continuing operations	1	333	368	2,753

Discontinued operations	4,241	(2)	4,335	22
Net income	4,242	331	4,703	2,775

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,181,769	1,081,120	1,188,121	1,093,496
• diluted	1,188,412	1,092,424	1,195,497	1,104,852

Net income per common share in euros:
• basic	3.59	0.31	3.96	2.54
• diluted	3.57	0.30	3.93	2.51

Ratios

Gross margin as a % of sales	27.5	33.4	29.7	33.7
Selling expenses as a % of sales	(17.0)	(18.1)	(17.3)	(18.7)
G&A expenses as a % of sales	(4.0)	(3.6)	(3.9)	(3.6)
R&D expenses as a % of sales	(6.3)	(6.3)	(6.4)	(6.6)

EBIT or Income from operations	25	385	518	979
as a % of sales	0.4	5.9	2.7	5.3

EBITA	71	438	640	1,180
as a % of sales	1.1	6.7	3.4	6.3

Consolidated balance sheets
all amounts in millions of euros unless otherwise stated

	September 30,	December 31,	September 30,
	2006	2006	2007

Current assets:
Cash and cash equivalents	7,272	6,023	5,159
Receivables	4,732	4,773	4,595
Inventories	3,435	2,880	3,759
Other current assets	1,257	1,286	1,493
Total current assets	16,696	14,962	15,006

Non-current assets:
Investments in equity-accounted investees	3,126	2,978	2,901
Other non-current financial assets	7,505	8,056	4,337
Non-current receivables	204	214	141
Other non-current assets	3,860	3,453	3,262
Property, plant and equipment	3,157	3,099	3,184
Intangible assets excluding goodwill	1,611	1,915	2,319
Goodwill	3,216	3,820	4,279
Total assets	39,375	38,497	35,429

Current liabilities:
Accounts and notes payable	3,311	3,450	3,216
Accrued liabilities	3,415	3,336	3,171
Short-term provisions	1,304	876	617
Other current liabilities	581	605	524
Short-term debt	870	863	2,421

Total current liabilities	9,481	9,130	9,949
Non-current liabilities:
Long-term debt	3,039	3,006	1,211
Long-term provisions	2,167	2,449	2,548
Other non-current liabilities	745	784	790

Total liabilities	15,432	15,369	14,498
Minority interests	140	131	125
Stockholders’ equity	23,803	22,997	20,806
Total liabilities and equity	39,375	38,497	35,429

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,157,592	1,106,893	1,063,387

Ratios

Stockholders’ equity per common share in euros	20.56	20.78	19.56

Inventories as a % of sales	12.7	10.7	14.1

Net debt (cash): group equity	(16):116	(10):110	(8):108

Net operating capital	8,960	8,724	11,469

Employees at end of period	125,564	121,732	128,119

Consolidated statements of cash flows *
all amounts in millions of euros

		3rd quarter	January to September
	2006	2007	2006	2007

Cash flows from operating activities:
Net income	4,242	331	4,703	2,775
(Income) loss discontinued operations	(4,241)	2	(4,335)	(22)
Adjustments to reconcile income to net cash provided by (used for) operating activities:
Depreciation and amortization	206	215	584	632
Impairment of goodwill, equity-accounted investees and available-for-sale securities	—		8	74
Net gain on sale of assets	(11)	(59)	(108)	(2,050)
(Income) loss from equity-accounted investees (net of dividends received)	78	(128)	132	(102)
Minority interests (net of dividends paid)	2	(1)	10	(2)
(Increase) decrease in working capital/other current assets	(280)	(30)	(928)	(1,253)
(Increase) decrease in non-current receivables/other assets/other liabillities	428	38	(300)	23
Increase (decrease) in provisions	152	(3)	105	(177)
Proceeds from sales of trading securities	—	—	—	182
Other items	58	23	(269)	78
Net cash provided by (used for) operating activities	634	388	(398)	158

Cash flows from investing activities:
Purchase of intangible assets	(19)	(27)	(68)	(99)
Capital expenditures on property, plant and equipment	(218)	(151)	(584)	(491)
Proceeds from disposals of property, plant and equipment	19	30	62	64
Cash from (to) derivatives	2	43	62	52
Proceeds from sale (purchase) of other non-current financial assets	(17)	137	(19)	3,166
Proceeds from sale (purchase) of businesses	(704)	(546)	(1,391)	(1,266)
Net cash provided by (used for) investing activities	(937)	(514)	(1,938)	1,426

Cash flows from financing activities:
Increase (decrease) in debt	(729)	(132)	(504)	(243)
Treasury stock transactions	(795)	(807)	(1,202)	(1,471)
Dividend paid	—	—	(523)	(639)
Net cash provided by (used for) financing activities	(1,524)	(939)	(2,229)	(2,353)

Net cash provided by (used for) continuing operations	(1,827)	(1,065)	(4,565)	(769)

Cash flows from discontinued operations.
Net cash provided by (used for) operating activities	(158)	—	191	(87)
Net cash provided by (used for) investing activities	6,900	—	6,635	47
Net cash provided by (used for) financing activities	—	—	—	—
Net cash provided by (used for) discontinued operations	6,742	—	6,826	(40)

Net cash provided by (used for) continuing and discontinued operations	4,915	(1,065)	2,261	(809)

Effect of change in exchange rates on cash positions	(181)	(37)	(282)	(55)
Cash and cash equivalents at beginning of period	2,538	6,261	5,293	6,023
Cash and cash equivalents at end of period	7,272	5,159	7,272	5,159

* For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Ratio

Cash flows before financing activities	(303)	(126)	(2,336)	1,584

Consolidated statement of changes in stockholders’ equity
all amounts in millions of euros

								January to September 2007
				accumulated other comprehensive income (loss)
		capital			unrealized gain		changes in
		in excess		currency	(loss) on		fair value of		treasury	total
	common	of par	retained	translation	available-for-	pensions	cash flow		shares at	stockholders’
	stock	value	earnings	differences	sale securities	(FAS 158)	hedges	total	cost	equity

Balance as of December 31, 2006	228	—	22,085	(1,874)	4,281	(808)	8	1,607	(923)	22,997

Net income			2,775							2,775
Net current period change				(507)	(486)	66	(7)	(934)		(934)
Reclassifications into income				11	(2,002)		6	(1,985)		(1,985)
Total comprehensive income (loss), net of tax			2,775	(496)	(2,488)	66	(1)	(2,919)		(144)
Dividend paid			(659)							(659)
Purchase of treasury stock									(1,632)	(1,632)
Re-issuance of treasury stock		(79)	(65)						309	165
Share-based compensation plans		79								79
Balance as of September 30, 2007	228	—	24,136	(2,370)	1,793	(742)	7	(1,312)	(2,246)	20,806

Sectors
all amounts in millions of euros unless otherwise stated
Sales and income from operations

			3rd quarter
			2006			2007
	sales	income from operations		sales	income from operations
		amount	as % of sales		amount	as % of sales

Medical Systems	1,575	166	10.5	1,600	151	9.4
DAP	577	94	16.3	718	132	18.4
Consumer Electronics	2,407	27	1.1	2,520	34	1.3
Lighting	1,370	126	9.2	1,496	178	11.9
Innovation & Emerging Businesses	355	(51)	(14.4)	146	(38)	(26.0)
Group Management & Services	29	(337)	—	44	(72)	—
Total	6,313	25	0.4	6,524	385	5.9

	January-September
			2006			2007
	sales	income from operations		sales	income from operations
		amount	as a %		amount	as a %
			of sales			of sales

Medical Systems	4,674	425	9.1	4,706	358	7.6
DAP	1,605	206	12.8	1,964	316	16.1
Consumer Electronics	7,314	80	1.1	6,876	89	1.3
Lighting	4,011	450	11.2	4,434	505	11.4
Innovation & Emerging Businesses	1,152	(96)	(8.3)	494	(111)	(22.5)
Group Management & Services	92	(547)	—	141	(178)	—
Total	18,848	518	2.7	18,615	979	5.3

Sectors and main countries
all amounts in millions of euros
Sales and total assets

		sales	total assets
	January to September		September 30,
	2006	2007	2006	2007

Medical Systems	4,674	4,706	5,316	6,249
DAP	1,605	1,964	1,856	1,953
Consumer Electronics	7,314	6,876	2,881	2,869
Lighting	4,011	4,434	3,885	5,342
Innovation & Emerging Businesses	1,152	494	1,557	1,337
Group Management & Services	92	141	23,880	17,679
Total	18,848	18,615	39,375	35,429
Sales and long-lived assets

		sales	long-lived assets*
	January to September		September 30,
	2006	2007	2006	2007

United States	5,254	5,035	4,506	5,423
Germany	1,370	1,320	339	294
China	1,311	1,247	183	167
France	1,063	1,128	119	97
United Kingdom	828	841	741	758
Netherlands	787	748	1,136	1,177
Other countries	8,235	8,296	960	1,866
Total	18,848	18,615	7,984	9,782

*	Includes property, plant and equipment and intangible assets

Pension costs
all amounts in millions of euros
(excl. settlement costs for discontinued business)
Net periodic pension costs of defined-benefit plans

		3rd quarter 2007	January-September 2007
	Netherlands	other	Netherlands	other
Service cost	37	24	111	76
Interest cost on the projected benefit obligation	130	101	389	303
Expected return on plan assets	(204)	(96)	(613)	(290)
Net actuarial (gain) loss	(1)	21	(3)	60
Prior service cost	(10)	1	(32)	11
Settlement loss	—	4	—	4
Curtailment loss (gain)	—	—	—	—
Other	—	—	—	—
Net periodic cost (income)	(48)	55	(148)	164

The net periodic pension costs in the third quarter of 2007 amounted to EUR 32 million, of which EUR 7 million related to defined-benefit (DB) plans (the Netherlands income of EUR 48 million, other countries cost of EUR 55 million) and EUR 25 million related to defined-contribution (DC) plans (the Netherlands cost of EUR 3 million, other countries cost of EUR 22 million).
Net periodic costs of postretirement benefits other than pensions

		3rd quarter 2007	January-September 2007
	Netherlands	other	Netherlands	other
Service cost	—	3	—	5
Interest cost on the accumulated postretirement benefit obligation	—	6	—	19
Transition obligation	—	1	—	3
Net actuarial loss	—	1	—	2
Net periodic cost (income)	—	11	—	29

Consolidated statements of income
in accordance with IFRS
all amounts in millions of euros unless otherwise stated

		3rd quarter	January to September
	2006	2007	2006	2007

Sales	6,313	6,524	18,848	18,615
Cost of sales	(4,597)	(4,369)	(13,300)	(12,381)
Gross margin	1,716	2,155	5,548	6,234

Selling expenses	(1,061)	(1,187)	(3,249)	(3,493)
General and administrative expenses	(293)	(289)	(859)	(834)
Research and development expenses	(390)	(401)	(1,175)	(1,208)
Impairment of goodwill	—	—	—	(47)
Other business income and expenses	11	34	91	74
Income from operations	(17)	312	356	726

Financial income and expenses	32	18	136	2,212
Income before taxes	15	330	492	2,938

Income tax benefit (expense)	37	(149)	(39)	(313)
Income after taxes	52	181	453	2,625

Results relating to equity-accounted investees	(82)	128	(193)	118

Minority interests	(1)	—	(9)	—
Income from continuing operations	(31)	309	251	2,743

Discontinued operations	3,659	(3)	3,820	26
Net income	3,628	306	4,071	2,769

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands)
• basic	1,181,769	1,081,120	1,188,121	1,093,496
• diluted	1,188,469	1,092,701	1,197,021	1,107,499

Net income per common share in euros:
• basic	3.07	0.28	3.43	2.53
• diluted	3.05	0.28	3.40	2.50

Ratios

Gross margin as a % of sales	27.2	33.0	29.4	33.4
Selling expenses as a % of sales	(16.8)	(18.2)	(17.2)	(18.8)
G&A expenses as a % of sales	(4.6)	(4.4)	(4.6)	(4.5)
R&D expenses as a % of sales	(6.2)	(6.1)	(6.2)	(6.5)

EBIT or Income from operations	(17)	312	356	726
as a % of sales	(0.3)	4.8	1.9	3.9

EBITA	42	379	512	856
as a % of sales	0.7	5.8	2.7	4.6

Consolidated balance sheets in accordance with IFRS
all amounts in millions of euros unless otherwise stated

	September 30,	December 31,	September 30,
	2006	2006	2007

Current assets:
Cash and cash equivalents	7,272	6,023	5,159
Receivables	4,732	4,773	4,595
Inventories	3,435	2,880	3,759
Other current assets	806	777	833
Total current assets	16,245	14,453	14,346

Non-current assets:
Investments in equity-accounted investees	3,022	2,873	2,783
Other non-current financial assets	7,505	8,056	4,337
Non-current receivables	204	206	136
Other non-current assets	355	390	451
Deferred tax asset	1,770	1,475	1,275
Property, plant and equipment	3,164	3,117	3,198
Intangible assets excluding goodwill	2,332	2,660	3,012
Goodwill	2,874	3,500	3,972
Total assets	37,471	36,730	33,510

Current liabilities:
Accounts and notes payable	3,311	3,450	3,216
Accrued liabilities	3,380	3,319	3,159
Short-term provisions	735	755	610
Other current liabilities	581	605	524
Short-term debt	863	871	2,427
Total current liabilities	8,870	9,000	9,936

Non-current liabilities:
Long-term debt	3,041	3,007	1,212
Long-term provisions	1,915	1,800	1,757
Deferred tax liabilities	455	283	276
Other non-current liabilities	646	595	677
Total liabilities	14,927	14,685	13,858

Minority interests	159	135	130
Stockholders’ equity	22,385	21,910	19,522
Total liabilities and equity	37,471	36,730	33,510
Composition of stockholders’ equity
The table below provides further information with respect to the composition of stockholders’ equity as of December 31, 2006 and September 30, 2007.

	December 31,	September 30,
	2006	2007

Common stock	228	228
Retained earnings	17,524	19,628
Revaluation reserves	167	138
Other reserves 1)	4,914	1,774
Treasury shares	(923)	(2,246)
	21,910	19,522
Pursuant to Dutch law, certain limitations exist relating to the distribution of stockholders’ equity. As a further explanation we note that, as of December 31, 2006, a disclosure of such limitations should have been included in the 2006 financial statements, in accordance with IAS 1.76(a)(v). As of December 31, 2006, these limitations relate to common stock (EUR 228 million) as well as to legal reserves included under revaluation reserves (EUR 167 million), retained earnings (EUR 1,291 million) and other reserves (EUR 4,914 million), totaling EUR 6,600 million.

1)	As of December 31, 2006, the item other reserves mainly relates to unrealized gains on available-for-sale securities, of which EUR 4,670 million relates to our interest in TSMC. As of September 30, 2007, the unrealized gains relating to our TSMC shares have been reduced to EUR 1,984 million amongst others due to a further reduction of our stake in TSMC in 2007.

Reconciliation from US GAAP to IFRS
all amounts in millions of euros
Reconciliation of net income from US GAAP to IFRS

	3rd quarter		January to September
	2006	2007	2006	2007

Net income as per the consolidated statements of income on a US GAAP basis	4,242	331	4,703	2,775

Adjustments to IFRS:
Capitalized product development expenses	82	82	208	157
Amortization of product development assets	(69)	(66)	(156)	(130)
Pensions and other postretirement benefits	(53)	(67)	(164)	(209)
Amortization of intangible assets	(23)	(9)	(48)	(21)
Provisions	—	(19)	—	(11)
Realized gain on TSMC securities*	—	—	—	181
Equity—accounted investees	(2)	(2)	(6)	(20)
Deferred income tax effects	11	53	50	91
Discontinued operations	(582)	(1)	(515)	4
Other differences in income	22	4	(1)	(48)
Net income in accordance with IFRS	3,628	306	4,071	2,769

*	related cumulative translation differences have been released upon sale
Reconciliation of stockholders’ equity from US GAAP to IFRS

	Sept. 30,	Sept. 30,
	2006	2007

Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	23,803	20,806

Adjustments to IFRS:
Product development expenses	508	518
Pensions and other postretirement benefits	(2,295)	(1,962)
Goodwill amortization (until January 1, 2004)	(298)	(282)
Goodwill capitalization (acquisition-related)	(44)	(24)
Acquisition-related intangibles	242	176
Investments in equity-accounted investees	(104)	(119)
Provisions	—	43
Recognized results on sale-and-leaseback transactions	75	42
Deferred income tax effects	499	319
Other differences in equity	(1)	5
Stockholders’ equity in accordance with IFRS	22,385	19,522

Reconciliation of non-US GAAP performance measures
all amounts in millions of euros unless otherwise stated
Certain non-US GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable US GAAP performance measure is made
Sales growth composition (in %)

			January to September
	comparable	currency	consolidation	nominal
	growth	effects	changes	growth

2007 versus 2006
Medical Systems	3.1	(4.7)	2.3	0.7
DAP	17.2	(2.7)	7.8	22.3
Consumer Electronics	(3.0)	(2.0)	(1.0)	(6.0)
Lighting	5.3	(2.9)	8.1	10.5
Innovation & Emerging Businesses	32.1	(3.9)	(85.3)	(57.1)
Group Management & Services	75.9	(3.2)	(19.0)	53.7
Philips Group	3.3	(2.9)	(1.6)	(1.2)
EBITA to Income from operations (or EBIT)

	Philips	Medical		Consumer		Innovation &	Group Management
	Group	Systems	DAP	Electronics	Lighting	Emerging Businesses	& Services

January to September 2007
EBITA	1,180	501	326	92	537	(98)	(178)
Amortization of intangibles (excl. software)	(156)	(99)	(10)	(3)	(31)	(13)	—
Write-off of acquired in-process R&D	(10)	(9)	—	—	(1)	—	—
Impairment of goodwill	(35)	(35)	—	—	—	—	—
Income from operations (or EBIT)	979	358	316	89	505	(111)	(178)
January to September 2006
EBITA	640	504	211	81	473	(82)	(547)
Amortization of intangibles (excl. software)	(118)	(75)	(5)	(1)	(23)	(14)	—
Write-off of acquired in-process R&D	(4)	(4)	—	—	—	—	—
Impairment of goodwill	—	—	—	—	—	—	—
Income from operations (or EBIT)	518	425	206	80	450	(96)	(547)
Composition of net debt and group equity

	September 30,	September 30,
	2006	2007

Long-term debt	3,039	1,211
Short-term debt	870	2,421
Total debt	3,909	3,632
Cash and cash equivalents	(7,272)	(5,159)
Net debt (cash) (total debt less cash and cash equivalents)	(3,363)	(1,527)

Minority interests	140	125
Stockholders’ equity	23,803	20,806
Group equity	23,943	20,931

Net debt and group equity	20,580	19,404

Net debt (cash) divided by net debt (cash) and group equity (in %)	(16)	(8)
Group equity divided by net debt (cash) and group equity (in %)	116	108

Reconciliation of non-US GAAP performance measures (continued)
all amounts in millions of euros unless otherwise stated
Net operating capital to total assets

	Philips	Medical		Consumer		Innovation &	Group
	Group	Systems	DAP	Electronics	Lighting	Emerging	Management &
						Businesses	Services

September 30, 2007
Net operating capital (NOC)	11,469	4,193	1,326	181	4,116	925	728
Exclude liabilities comprised in NOC:
- payables/liabilities	7,701	1,756	558	2,409	1,051	280	1,647
- intercompany accounts	—	22	15	43	28	(23)	(85)
- provisions1)	2,495	224	54	236	140	37	1,804
Include assets not comprised in NOC:
- investments in equity-accounted investees	2,901	54	—	—	7	118	2,722
- securities	18	—	—	—	—	—	18
- other non-current financial assets	4,337	—	—	—	—	—	4,337
- deferred tax assets	1,349	—	—	—	—	—	1,349
- liquid assets	5,159	—	—	—	—	—	5,159
Total assets	35,429	6,249	1,953	2,869	5,342	1,337	17,679
1) provisions on balance sheet EUR 3,165 million excluding deferred tax liabilities of EUR 670 million
September 30, 2006
Net operating capital (NOC)	8,960	3,330	1,276	192	2,697	799	666
Exclude liabilities comprised in NOC:
- payables/liabilities	8,052	1,665	505	2,329	993	493	2,067
- intercompany accounts	—	28	15	72	31	(9)	(137)
- provisions2)	2,610	245	60	279	180	94	1,782
Include assets not comprised in NOC:
- investments in equity-accounted investees	3,126	48	—	9	14	180	2,875
- securities	173	—	—	—	—	—	173
- other non-current financial assets	7,505	—	—	—	—	—	7,505
- deferred tax assets	1,677	—	—	—	—	—	1,677
- liquid assets	7,272	—	—	—	—	—	7,272
Total assets	39,375	5,316	1,856	2,881	3,885	1,557	23,880

2) provisions on balance sheet EUR 3,471 million excluding deferred tax liabilities of EUR 861 million
Composition of cash flows before financing activities

	3rd quarter		January to September
	2006	2007	2006	2007
Cash flows provided by (used for) operating activities	634	388	(398)	158
Cash flows provided by (used for) investing activities	(937)	(514)	(1,938)	1,426
Cash flows before financing activities	(303)	(126)	(2,336)	1,584

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated

% increase always in relation to the corresponding period of previous year

	2006				2007
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	6,155	6,380	6,313	8,128	5,991	6,100	6,524
% increase	12	9	1	(1)	(3)	(4)	3

EBITA	279	290	71	742	353	389	438
as a % of sales	4.5	4.5	1.1	9.1	5.9	6.4	6.7

EBIT	246	247	25	665	292	302	385
as a % of sales	4.0	3.9	0.4	8.2	4.9	5.0	5.9

Net income	160	301	4,242	680	875	1,569	331
per common share in euros	0.13	0.25	3.59	0.60	0.80	1.43	0.31

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December

Sales	6,155	12,535	18,848	26,976	5,991	12,091	18,615
% increase	12	11	7	5	(3)	(4)	(1)

EBITA	279	569	640	1,382	353	742	1,180
as a % of sales	4.5	4.5	3.4	5.1	5.9	6.1	6.3

EBIT	246	493	518	1,183	292	594	979
as a % of sales	4.0	3.9	2.7	4.4	4.9	4.9	5.3

Net income	160	461	4,703	5,383	875	2,444	2,775
per common share in euros	0.13	0.39	3.96	4.58	0.80	2.22	2.54

Net income from continuing operations as a % of stockholders’ equity (ROE)	3.8	4.6	2.7	4.4	17.3	24.0	17.8

			period ended 2006				period ended 2007

Inventories as a % of sales	11.9	11.9	12.7	10.7	11.6	12.7	14.1

Net debt : group equity ratio	6:94	9:91	(16):116	(10):110	(10):110	(12):112	(8):108

Total employees (in thousands)	161	158	126	122	124	126	128
of which discontinued operations	37	37	—	—		—	—
Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

Philips CFO confirms Philips’ strategic direction at Credit Suisse conference in London
Wednesday, September 12, 2007
London, United Kingdom – Today, Pierre-Jean Sivignon, Chief Financial Officer of Royal Philips Electronics (NYSE: PHG, AEX: PHI), will be giving a presentation at the Credit Suisse European Capital Goods Conference in London, where he will update the market on Philips’ continuing efforts in transforming into a truly integrated and highly market-driven global leader in Healthcare, Lighting and Consumer Lifestyle.
In his presentation, Mr. Sivignon will discuss how Philips has evolved into a simpler company with a portfolio of operations focused on value creation and sustainable growth. Mr. Sivignon will also discuss the recent announcement by Philips of “Vision 2010,” a strategic plan to further position Philips as a market-driven, people-centric company with a strategy and a structure that fully reflect the needs of its customer base, while also increasing shareholder value.
Mr. Sivignon will also discuss how through its “Vision 2010,” Philips aims to achieve higher levels of operating profitability and will reconfirm that by 2010, Philips expects the EBITA (earnings before interest, taxes and amortization) margin of its current businesses to exceed 10%. Mr. Sivignon will also mention all other commitments that were communicated as part of “Vision 2010,” including at least 6% comparable annual average sales growth for the period 2008-2010 and the fact Philips intends to arrive at an efficient balance sheet by the end of 2009 through a combination of value-creating acquisitions as well as continued return of capital to shareholders. Finally, he will confirm that Philips expects EBITA per common share to at least double by 2010 from the level expected in 2007.
The presentation is expected to start around 10:45 AM local time, or 11:45 AM Amsterdam time (CET).
For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel:  +31 20 59 77415
Email:  arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 125,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This press release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. We caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. Examples of forward-looking statements in this document include the statements we have made about our strategy, estimates of sales growth, future  EBITA  and cost savings, future developments in our organic business as well as the benefit of  future acquisitions, and our capital position. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and  there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. The forward looking statements in this document are subject to, among other things, domestic and global economic and business conditions, the successful implementation of our strategy, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, consumer preferences with respect to our existing and new products, our ability to develop and market new products,  our ability to realize the benefits of this strategy , the policies and actions of governmental and regulatory authorities, changes in legislation,  and the impact of competition – a number of which factors are beyond our control. As a result, our actual future results may differ materially from the plans, goals, and expectations set forth in such forward-looking statements. Additional risks and factors are identified in our documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, which is available on the SEC’s website at www.sec.gov. Any forward-looking statements made by or on our behalf speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that we have made or may make in documents we have filed or may file with the SEC.

Philips sells entire stake in US-based Nuance Communications
Thursday, September 13, 2007
Amsterdam, The Netherlands – Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced that yesterday it sold its stake of approximately 4.6 million shares in US-based Nuance Communications Inc. (NASDAQ: NUAN). The transaction, which closed yesterday, will provide Philips with proceeds of approximately EUR 60 million, and will result in a non-taxable gain of approximately EUR 30 million in the third quarter.
This transaction is in line with Philips’ strategy to focus on Philips’ key businesses in the sectors of Healthcare, Lighting and Consumer Lifestyle. Prior to this transaction, Philips held 2.5 percent of Nuance’s outstanding shares. Following this transaction, Philips no longer has a stake in Nuance.
For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel:  +31 20 5977215
Email:  jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 125,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips appoints Maarten de Vries as Chief Information Officer
Wednesday, September 19, 2007
Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced the appointment of Maarten de Vries as Chief Information Officer (CIO) of the company with effect from September 1, 2007. Mr. de Vries was Chief Financial Officer of Philips Consumer Electronics, where he has been instrumental in developing the successful business model of the division.
In his new role, Mr. de Vries has also been appointed to the Group Management Committee of Philips as of the same date.
Mr. de Vries succeeds Mr. Daniel Hartert who has been appointed Chief Executive Officer of the Imaging Systems business within Philips Medical Systems, which will be renamed Philips Healthcare as per January 1, 2008. During his tenure as CIO from 2002 to 2007, Mr. Hartert transformed the IT function to a business-oriented, much more simplified and cost effective organization.
Background information
•	Click here for Maarten de Vries’ CV

•	Click here for images from Mr. de Vries

•	Click here for Daniel Hartert’s CV
For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel:  +31 20 59 77415
Email:  arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 125,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.

Philips sets target to double sales from Green Products to 30% of total revenues within five years
Tuesday, September 25, 2007
•	Philips launches fourth EcoVision program, further increasing energy efficiency of products and operations

•	Philips CEO Gerard Kleisterlee: “every one of us should contribute to saving our planet”
Amsterdam, The Netherlands - Royal Philips Electronics (AEX:PHI, NYSE:PHG) announced today that by 2012, it aims for 30% of total revenues to come from Green Products, compared with 15% of group sales in 2006. This commitment is part of Philips’ latest EcoVision program that focuses on reducing the energy consumption of its products and facilities.
Philips’ fourth EcoVision program also aims to increase the energy efficiency of its operations by 25% and double its investment in green innovations to EUR 1 billion in the next five years. These targets mean that by the end of 2008 all the company’s offices will be outfitted with energy efficient lighting systems and that further reductions in greenhouse-gas emissions will be realized in production and distribution. Furthermore, the company is calling on its employees to be environmentally aware on a day-to-day basis in their working environment.
Philips Green Products have a significant improved environmental advantage for customers, users and society in one or more of the Philips green focal areas: energy consumption, packaging, hazardous substances, weight, recycling and lifetime reliability.
Gerard Kleisterlee, President and CEO of Philips said in a letter to employees: “We believe that big changes start small and that every one of us should contribute to saving our planet. What’s more, we are convinced that those companies that combine the principles of economic growth and environmental stewardship will be the winners of the future and offer long term rewards to you, our employees, and to our customers, partners and shareholders.”
Barbara Kux, member of the Group Management Committee and chair of the Sustainability Board said: “We want to be a company that provides solutions to complex problems such as sustainable development. Sometimes these solutions will be simple; sometimes they will require more comprehensive approaches. But one thing that is sure is that environmental stewardship and a commitment to energy efficient innovations will be a key characteristic of our development over the coming years and will create value both for our planet and for our company.”
Besides providing energy efficient lighting solutions, Philips has a Green Product portfolio consisting of medical equipment, consumer electronics, and household and personal care goods. Philips’ campaign www.asimpleswitch.com communicates to the public at large that solutions in energy management can be simple and easy to implement. Visitors to the website have pledged to switch over 3.3 million incandescent light bulbs to energy saving alternatives since the campaign started in early July this year.
Philips also improved its environmental performance in the Dow Jones Sustainability Indexes for the fourth consecutive year this month, making the company the global leader in the sector “Personal and Household Goods”, a recognition which shows that Philips continues to capitalize on the growing demand for energy efficient and eco-friendly products.
Sustainability Video
•	Click here for a general impression of Philips’ sustainability efforts
For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel:  +31 20 59 77415
Email:   arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 125,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.

Philips updates market on lighting sector and innovation activities
Friday, September 28, 2007
Amsterdam, The Netherlands – In a meeting with investors and financial analysts today, Royal Philips Electronics (AEX: PHI, NYSE: PHG) will discuss how Philips Lighting expects to continue on its current growth path. This expectation is supported by an ongoing focus on market-driven innovation and an accelerated adoption of more advanced and environmentally-friendly forms of lighting in line with Philips’ recently communicated “Vision 2010” strategy.
Some concrete examples of medium-term growth opportunities that will replace certain current technologies and products which Philips Lighting management will mention are:
•	The rapidly growing demand for ‘green’ lighting solutions. Today, 75% of all lighting currently in use are legacy systems, and growing awareness about existing energy-efficient lighting solutions is expected to lead to significant potential for replacement sales.

•	Increasing demand for advanced lighting solutions in emerging markets such as China. Philips expects to continue to tap into the potential of this market, notably in second and third tier cities, by further speeding up the expansion of its distribution network going forward, after having already secured a leading position in China’s largest cities, with sales concentrating in the largest cities.

•	Continued build-up of Philips’ presence in selected lighting markets and expansion of Philips’ distribution channels for solid state lighting solutions to unlock the potential of this market.

•	Ongoing innovation within Philips Lighting will continue to lead to breakthrough products such as Philips’ Xenon automotive lighting. According to independent research, Xenon lights could result in a reduction of fatal car accidents by 18% as safety increases due to much better road visibility, while at the same time reducing CO2 emissions.
In addition, Philips will elaborate on its strategy for further growth and value creation for its core activities through disciplined, focused and controlled investments in innovation. In the spotlight will be the Corporate Technologies unit, which supports the Philips market sectors by providing state-of-the-art technology solutions. The Technology, Healthcare and Lifestyle Incubators have given birth to groundbreaking inventions and technologies that are aimed at creating new markets, such as AmbX scripting software, 3D Signage solutions and Handheld Drugs-of-Abuse testing.
“By consistently coming up with meaningful innovations that truly improve people’s lives we continue to show we are fully committed to maintaining our winning streak of innovations and building on our past successes. We bring in the right partners and work in a spirit of Open Innovation, in close touch with our customers,” Rick Harwig, Chief Technology Officer at Royal Philips and Chief Executive Officer of Philips Corporate Technologies said.
Presentation and Audiocast

Presentations will begin at 09:00 AM (CET), and can also be followed via webcast.
•	Click here for the presentations and audiocast
For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel:  +31 20 59 77415
Email:   arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 125,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This press release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. We caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. Examples of forward-looking statements in this document include the statements we have made about our strategy, estimates of sales growth, future  EBITA  and cost savings, future developments in our organic business as well as the benefit of  future acquisitions, and our capital position. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and  there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. The forward looking statements in this document are subject to, among other things, domestic and global economic and business conditions, the successful implementation of our strategy, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, consumer preferences with respect to our existing and new products, our ability to develop and market new products,  our ability to realize the benefits of this strategy , the policies and actions of governmental and regulatory authorities, changes in legislation,  and the impact of competition – a number of which factors are beyond our control. As a result, our actual future results may differ materially from the plans, goals, and expectations set forth in such forward-looking statements. Additional risks and factors are identified in our documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, which is available on the SEC’s website at www.sec.gov. Any forward-looking statements made by or on our behalf speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that we have made or may make in documents we have filed or may file with the SEC.

Philips lowers its stake in LG.Philips LCD to 19.9%
Wednesday, October 10, 2007
Amsterdam, The Netherlands – Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced it has sold 46.4 million shares of common stock in LG.Philips LCD Co., Ltd. (“LPL”) (NYSE: LPL, KRX: 034220) to financial institutions in a capital markets transaction. This transaction represents 13.0% of LPL’s issued share capital and reduces Philips’ holding to 19.9%.
The transaction, which closed today, will provide Philips with net proceeds of approximately EUR 1.55 billion, and is expected to result in a non-taxable gain of approximately EUR 500 million in the fourth quarter of 2007. As part of the transaction, Philips may decide to sell additional shares to the same financial institutions later today to meet additional demand, if any.
This transaction is in line with Philips’ communicated strategy to further reduce its holding in LPL in a structured and responsible manner, as the company has already done with other financial holdings.
For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel:  +31 20 59 77415
Email:   arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 125,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
The offer and sale  of securities referred to in this press release have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Act”), or under any other applicable securities laws.  They may not be sold, transferred, offered for sale, pledged, or hypothecated or otherwise disposed of unless registered under the Act or pursuant to an exemption from the registration requirements of the Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.